Exhibit 99.1

B ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF SEPTEMBER 30, 2022 DATE, TIME AND PLACE: On September 30, 2022 at 11:00 am, exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 81/2022. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary. QUORUM: Stockholders representing 92,10 % of common shares of the Company’s capital stock. LEGAL ATTENDANCE: Company’s management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: The Stockholders’ Meeting was duly called, in accordance with the Call Notice published in the O Estado de S. Paulo newspaper on September 1, 2022 (printed version: page B7 and digital version: page 1), on September 2, 2022 (printed version: page B3 and digital version: page 1), and on September 3, 2022 (printed version: page B5 and digital version: page 1). REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was previously disclosed. RESOLUTIONS ADOPTED: Stockholders were informed that these minutes would be drafted in a summarized format. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law No. 6,404/76 (“Brazilian Corporate Law”) was approved. The waiving of the reading of the “Consolidated Voting Map” and the agenda-related documents was also authorized, since said documents had already been widely disclosed and made available to stockholders and the market. The Protocol and Justification for the Partial Spin-Off, entered into on August 31, 2022, was approved by the management bodies of the Company and of BANCO ITAUCARD S.A. (“BANCO ITAUCARD”) (“Protocol and Justification”), which sets out all terms and conditions of the Partial Spin-off of BANCO ITAUCARD and the merger of the spun-off portion into the Company (“Transaction”). The Protocol and Justification is an integral part of these minutes as Attachment I.

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF SEPTEMBER 30, 2022 It approved the appointment and engagement of expert company PricewaterhouseCoopers Auditores Independentes Ltda.—PwC (“Appraiser”), with head office in the City and State of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled in the Corporate Taxpayer’s Registry (CNPJ) under No. 61.562.112/0001-20 and in the Regional Accounting Council of the São Paulo State under No. 2SP000160/O-5, as the company responsible for preparing the appraisal report on the net book equity of BANCO ITAUCARD to be merged into the Company (“Appraisal Report”) as of June 30, 2022 (“Spin-off Date”). It approved the Appraisal Report prepared by the Appraiser based on the balance sheet as of the Spin-off Date, which valued the net book equity of BANCO ITAUCARD at ten billion, eight hundred fifty-nine million , eight hundred ninety-four thousand, thirty-eight reais and thirty-four cents (R$10,859,894,038.34), and the equity portion of BANCO ITAUCARD to be merged into the Company at four billion, two hundred thirty-five million, two hundred seventeen thousand, two hundred sixty reais and two cents (R$4,235,217,260.02). The Appraisal Report is attached to the Protocol and Justification, which is an integral part of these minutes as Attachment I. It approved the merger of the spun-off portion of BANCO ITAUCARD to be transferred to the Company, in the amount of four billion, two hundred thirty-five million, two hundred seventeen thousand, two hundred sixty reais and two cents (R$4,235,217,260.02), in accordance with the Protocol and Justification. As stated in the Protocol and Justification, considering that BANCO ITAUCARD is a wholly-owned subsidiary of the Company, the merger of the spun-off portion will not imply a capital increase or that new shares will be issued by the Company. 6.1. It was recorded that, after the Transaction, BANCO ITAUCARD will continue to exist as a going concern, and its equity will be reduced due to the spun-off portion being transferred to the Company, in accordance with the Protocol and Justification. 6.2. It was also recorded that the Partial Spin-Off will be completed after the approval from the Central Bank of Brazil, on the last day of the month in which said approval is obtained, which is in line with art. 26, caput, II and § 2, of CMN Resolution 4,817/20, which came into force on January 1, 2022. Once the Partial Spin-Off is completed, the Company will succeed Banco Itaucard, pursuant to the Protocol and Justification, only in assets, rights, assets, obligations, contingencies and responsibilities that are transferred to it, without solidarity between them, under the terms of the sole paragraph of art. 233 of the Brazilian Corporate Law. 6.3. As there are no minority stockholders or no exchange ratio or increase in the Company’s capital, the provisions of Article 264 of the Brazilian Corporate Law will not be applicable. Additionally, nor will Articles 137 and 256 of the Brazilian Corporate Law be applicable, since ITAUCARD is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. It authorized the Company’s management members, as provided for in its Bylaws, to perform any and all acts and execute all documents required for the implementation and

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF SEPTEMBER 30, 2022 formalization of the approved resolutions, in accordance with the Protocol and Justification, as set forth in legislation in force. In view of the resolution adopted, as stated in item 6 above, the amendment to the Company’s Bylaws was approved to (i) in Article 2, update the Company’s corporate purpose to include the new activities to be carried out, as follows: (a) the issuance and management of credit cards and the implementation of customer loyalty programs by virtue of relationships with the Company; (b) the implementation and management of payment arrangements; (c) the implementation of customer loyalty programs by virtue of relationships with other companies; (d) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (e) all other activities required and/or complementary to achieve its purposes; and (ii) in article 9, item 9.1., to change the maximum number of members of the Board of Officers, from five (05) to thirty-five (35) members. It consolidated the Bylaws by including the amendments mentioned in item 8 hereof, which will become effective in accordance with Attachment II to these minutes, after the resolutions of this Meeting are approved by the Central Bank of Brazil. REMOTE VOTING: It recorded the receipt of 90 remote voting forms in the period between September 01, 2022 and September 28, 2022 duly computed and consolidated in the Final Voting Map. QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to these minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Stockholders’ Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Opinion of the Supervisory Council, Proposal of the Board of Directors of August 31, 2022 and Voting Maps. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), September 30, 2022. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

## ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

## EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

### Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on September 30, 2022 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

| CPF/CNPJ | Balance of Common Shares | Deliberations | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| 13.066*** | 589,593 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 10.205*** | 1,605 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 37.806*** | 1,955 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 32.106*** | 8,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 06.239*** | 2,300 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 44.500*** | 3,116 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 97.539*** | 38,653 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 07.516*** | 22,424 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 97.539*** | 20,381 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 97.539*** | 60,452 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.986*** | 22,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.479*** | 985,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 26.784*** | 1,388 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.838*** | 30,838 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 12.120*** | 49,900 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 30.254*** | 40,201 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 38.756*** | 2,884 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 07.496*** | 890,811 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 42.680*** | 5,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 07.140*** | 645 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 07.140*** | 3,795 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 28.394*** | 32,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 28.990*** | 341,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 31.577*** | 49,600 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 20.813*** | 740,440 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 23.384*** | 41,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 11.455*** | 7,300 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 13.289*** | 23,400 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 15.206*** | 111,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 34.825*** | 2,285 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.001*** | 485,400 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 44.216*** | 41,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 41.222*** | 67,600 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.063*** | 391,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 11.324*** | 8,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 28.360*** | 913 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 14.494*** | 9,577 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 08.731*** | 3,951 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 21.881*** | 9,457 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 29.264*** | 2,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 44.602*** | 3,073 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.479*** | 998,011 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.987*** | 7,433 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 12.094*** | 103,864 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 26.160*** | 12,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.470*** | 72,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 24.917*** | 4,206 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.839*** | 351,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 33.580*** | 46,400 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 31.050*** | 215,600 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.839*** | 82,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 36.131*** | 153,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.479*** | 10,004 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 11.741*** | 448,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 13.208*** | 12,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 41.272*** | 25,400 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 28.580*** | 58,200 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 11.100*** | 550,380 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 18.407*** | 1,096,005 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.294*** | 155,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 17.718*** | 396,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 41.081*** | 2,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 19.244*** | 2,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 18.830*** | 10,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 10.916*** | 824,989 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 11.311*** | 297,523 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 23.572*** | 25,157 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 05.840*** | 217,203 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 18.550*** | 9,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 07.247*** | 86,117 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 29.322*** | 3,797,712 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 31.240*** | 161,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 32.329*** | 388,573 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 35.693*** | 3,831,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 41.199*** | 5,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 14.541*** | 368,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 23.794*** | 606,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 37.113*** | 60,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 26.311*** | 57,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 97.540*** | 1,769,305 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.559*** | 241,586 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 31.591*** | 46,529 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 34.714*** | 28,300 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 59.573*** | 12,266,374 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 52.041*** | 14,150,965 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 61.532*** | 1,943,906,577 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 04.676*** | 2,564,084,404 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 41.902*** | 71,636 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 42.479*** | 3,749 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 45.510*** | 13,212 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 14.623*** | 56,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 39.332*** | 259,661 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 39.332*** | 470 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 61.544*** | 8,863,879 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |

**Deliberations:**

**Extraordinary agenda**

**1)** Resolve on the "Protocol and Justification" which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, considering the period ended as of June 30, 2022;

**2)** Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.'s to be merged with and into the Company;

**3)** Resolve on the appraisal report, based on the balance sheet of Banco Itaucard S.A. as of June 30, 2022;

**4)** Resolve on the merger of the spun-off portion of Banco Itaucard S.A. and its merger with and into the Company, without increasing the Company's capital stock;

**5)** Authorize the Company's managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions;

**6)** Amend the Bylaws, notably Article 2 thereof, to update the Company's corporate purpose in light of the merger of the spun-off portion of Banco Itaucard S.A. and the consequent absorption of its activities;

**7)** Amend the Bylaws, notably Article 9, in item 91, changing the maximum number of members of the Executive Board, from 05 (five) to 35 (thirty-five) members;

**8)** Consolidate the Bylaws to reflect the amendment mentioned in the previous items.

**Subtitle:**

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, September 30, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

ATTACHMENT I PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND MERGER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. By this Spin-off Protocol and Justification (“Protocol and Justification”), entered into pursuant to the provisions of Articles 224, 225, and 229 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), and other applicable statutes, and in due accordance with existing law, the parties identified below: BANCO ITAUCARD S.A., with head office in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parte, Parque Jabaquara, CEP 04344-902, Corporate Taxpayers’ Registry (CNPJ) 17.192.451/0001-70 and Company Registry Identification Number (NIRE) 35300176871 (“ITAUCARD”), hereby represented by its undersigned Officers; and ITAÚ UNIBANCO HOLDING S.A., with head office in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, Corporate Taxpayers’ Registry (CNPJ) 60.872.504/0001-23 and Company Registry Identification Number (NIRE) 35300010230 (“ITAÚ UNIBANCO HOLDING”), hereby represented by its undersigned Officers; ITAUCARD and ITAÚ UNIBANCO HOLDING hereinafter collectively referred to as “Companies” or “Parties”. Whereas, the Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and business areas for the purpose of increasing efficiency and return on the invested amounts. In that sense, on August 25, 2022 the Board of Directors of ITAÚ UNIBANCO HOLDING approved the proposed corporate reorganization with the partial spin-off of ITAUCARD and the merger of the spun-off portion with and into ITAÚ UNIBANCO HOLDING (“Spin-off” or “Transaction”). The goal of the Spin-off is to transfer to ITAÚ UNIBANCO HOLDING all activities currently carried out by ITAUCARD, except for the payment accounts management operation, short-term investments, securities, including derivatives, among other claims and assets; according to conducted studies, a partial spin-off of ITAUCARD with the merger of the spun-off portion with and into ITAÚ UNIBANCO HOLDING is convenient, the reason why we propose the execution of this Protocol and Justification; and currently, ITAÚ UNIBANCO HOLDING hold 100% of ITAUCARD’s shares. NOW THEREFORE THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be governed by the following terms and conditions:

RATIONALE AND PURPOSES OF THE TRANSACTION, INTEREST OF THE COMPANIES IN ITS COMPLETION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After preliminary studies on the convenience of the Transaction, based on the arguments contained in the considerations above, the management of the Companies concluded that the reorganization would fully meet the interests of the Itaú Unibanco Conglomerate. 1.2. The purpose of the Spin-off of ITAUCARD is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency. 1.3. The Spin-off shall result in the transfer of part of ITAUCARD’s equity to ITAÚ UNIBANCO HOLDING and the spun-off portion merged with and into ITAÚ UNIBANCO HOLDING shall consist of assets and liabilities that were valued at four billion, two hundred and thirty-five million, two hundred and seventeen thousand, two hundred and sixty Brazilian reais and two centavos (R$4,235,217,260.02) (“Spun-off Portion”). 1.4. The remaining portion of ITAUCARD’s equity shall correspond to seven billion, six hundred and twenty-four million, six hundred and seventy-six thousand, seven hundred and seventy-eight Brazilian reais and thirty-three centavos (R$7,624,676,778.33). 1.5. All assets and liabilities that make up the equity of ITAUCARD and do not make up the Spun-off Portion shall remain as assets and liabilities of ITAUCARD. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY 2.1. The spun-off portion of the ITAUCARD’s equity, to be merged with and into ITAÚ UNIBANCO HOLDING, shall be valued at its carrying amount, based on the balance sheet of ITAUCARD as of June 30, 2022 (“Spin-off Base Date”). Specialized firm PricewaterhouseCoopers Auditores Independentes Ltda. (“PWC”), with head office São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, sections 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the CNPJ under no. 61.562.112/0001-20, registered in the Regional Accounting Council of the State of São Paulo under no. 2SP000160/O-5, was requested to appraise the value of ITAUCARD’s net book equity, which will have the Spun-off Portion merged with and into ITAÚ UNIBANCO HOLDING, based on the balance sheet prepared as of the Spin-off Base Date. The appraisal report on the net book equity (“Appraisal Report”) is an integral part of this Protocol and Justification, pursuant to Attachment I hereto, and the amount stated therein is subject to the review and approval by the shareholders of the Companies, pursuant to the law. 2.2. Of the equity of ten billion, eight hundred and fifty-nine million, eight hundred and ninety-four thousand, thirty-eight Brazilian reais and thirty-four centavos

(R$10,859,894,038.34[1]), recorded in **ITAUCARD**'s balance sheet as of the Spin-off Date, confirmed by the Appraisal Report, the amount four billion, two hundred and thirty-five million, two hundred and seventeen thousand, two hundred and sixty Brazilian reais and two centavos (R$4,235,217,260.02), represented by the assets and liabilities listed in Attachment II hereto shall be transferred to **ITAÚ UNIBANCO HOLDING**.

2.3. After the spin-off, **ITAUCARD** shall remain existing uninterruptedly, and its equity shall be reduced driven by the transfer of the spun-off portion to **ITAÚ UNIBANCO HOLDING**, as per the table below. This reduction shall occur: (i) without cancellation of any **ITAUCARD** shares held by **ITAÚ UNIBANCO HOLDING**; and (ii) with a reduction of **ITAUCARD**'s capital by two billion, six hundred and sixty-one million, five hundred thousand Brazilian reais and one centavo (R$2,661,500,000.01). As a result, **ITAUCARD**'s equity shall be represented as follows:

| Line item | Equity as of 06/30/2022 | Subsequent events [1] | After subsequent events | Portion transferred to IU Holding | After spin-off |
|---|---|---|---|---|---|
| **Equity** | **10,859,894,038.34** | **1,000,000,000.01** | **11,859,894,038.35** | **(4,235,217,260.02)** | **7,624,676,778.33** |
| Capital | 5,511,500,000.00 | 1,000,000,000.01 | 6,511,500,000.01 | (2,661,500,000.01) | 3,850,000,000.00 |
| Capital reserve | 17,597,206.55 | | 17,597,206.55 | (17,597,206.55) | - |
| Revenue reserve | 5,644,686,540.03 | | 5,644,686,540.03 | (1,868,309,701.44) | 3,776,376,838.59 |
| Valuation adjustments to equity | (313,889,708.24) | | (313,889,708.24) | 312,189,647.98 | (1,700,060.26) |

1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

2.3.1. Between the Spin-off's Base Date and the execution of this Protocol and Justification there was an event that changed **ITAUCARD**'s equity, already reflected in the table above referent to capital increase of **ITAUCARD** in the amount of one billion Brazilian reais and one centavo (R$1,000,000,000.01), approved in the Extraordinary Stockholders' Meeting of July 29, 2022, where, on the Transaction date **ITAUCARD**'s capital is six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01).

2.4. Considering that **ITAUCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING,** the merger of the Spun-off Portion shall not result in any increase in the capital stock or issue of new shares of **ITAÚ UNIBANCO HOLDING**.

2.5. The Spin-off will take place by means of (i) an Extraordinary General Meeting of **ITAUCARD**, which shall approve at least this Protocol and Justification and the Spin-off, the ratification of the appointment of PWC as the transaction's appraiser, the Appraisal Report prepared by PWC, authorize its management to take all the necessary actions for the implementation of the Spin-off, as well as the reduction of the **ITAUCARD**'s capital, and the approve consequent amendment to its Bylaws; (ii) an Extraordinary General Meeting of **ITAU**

[1] As shown in the table in item 2.4, ITAUCARD's net worth, after subsequent events, is R$ 11,859,894,038.35.

UNIBANCO HOLDING, which shall approve at least this Protocol and Justification, the ratification of the appointment of PWC as the appraiser, the Appraisal Report prepared by PWC, and the Transaction, shall be approved, and authorize its management to take all the necessary actions for the implementation of the Transaction, and approve the amendment to the corporate purpose of ITAÚ UNIBANCO HOLDING, as detailed below; and (iii) approval by the Central Bank of Brazil (“BACEN” and “Effective Date”), when all rights, obligations and contingencies that constitute the Split Portion of ITAUCARD, to be absorbed by ITAU UNIBANCO HOLDING will be considered as of this. 2.6. Changes in equity verified between the Spin-off’s Base Date and the Completion Date, if any, shall be recognized by ITAUCARD and transferred to ITAU UNIBANCO HOLDING. CORPORATE SUBSTITUTION AND CAPITAL STOCK 3.1. After the Spin-off, ITAUCARD shall continue as a going concern. Pursuant to subsection 2.4 above, however, due to the transfer of a portion of its equity to ITAÚ UNIBANCO HOLDING, its capital shall be reduced by two billion, six hundred and sixty-one million, five hundred thousand Brazilian reais and one centavo (R$2,661,500,000.01), to six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01) from three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), without cancelling the ITAUCARD shares held by ITAÚ UNIBANCO HOLDING. 3.2. Pursuant to subsection 2.5 and considering that ITAUCARD is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion shall not result in any increase in the capital stock or issue of new shares of ITAÚ UNIBANCO HOLDING. Thus, after the completion of the Spin-off, the capital of ITAÚ UNIBANCO HOLDING shall continue to be ninety billion, seven hundred and twenty nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred and fifty-eight million, two hundred and ninety thousand, three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand, nine hundred and eighty-nine (4,845,844,989) preferred shares. 3.3. Whereas the Transaction shall not trigger a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, it is not necessary to set criteria for the exchange ratio with respect to the portion transferred to ITAÚ UNIBANCO HOLDING. AMENDMENTS TO BYLAWS 4.1. Should the terms and conditions hereof be approved, ITAUCARD’s capital of six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01) shall decrease to three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), without the cancelation of the ITAUCARD shares held by ITAÚ UNIBANCO HOLDING, resulting in the amendment to the wording of Article 3, heading, of ITAUCARD’s Bylaws, which shall have the following wording:

“Article. 3—Capital, fully paid-in in national currency, is three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), represented by two hundred and sixty-one billion, two hundred and seventy million, three hundred and six thousand and five hundred and twenty-nine (261,270,306,529) registered shares, without par value, of which two hundred and fifty-nine billion, eight hundred and seventy-four million, six hundred and ninety-eight thousand, eight hundred and sixty-three (259,874,698,863) common shares and one billion, three hundred and ninety-five million, six hundred and seven thousand, six hundred and sixty-six (1,395,607,666) preferred shares, these without voting rights, the preference being represented by priority in any capital reimbursement, without premium.” 4.2. This Transaction shall not result in any capital increase in ITAÚ UNIBANCO HOLDING. Nevertheless, because to the proposed merger of the spun-off portion, the corporate purpose of ITAÚ UNIBANCO HOLDING shall be amended to include the merged activities. Albeit, there shall be no essential change in the activities performed, since these activities are already performed by the Itaú Unibanco Conglomerate. Accordingly, Article 2, heading, of the Bylaws of ITAÚ UNIBANCO HOLDING shall have the following wording: “Article 2 – PURPOSE – The company has as its purpose (i) banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of the relationship with other companies; (v) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (vi) all other necessary and/or complementary activities for the achievement of its goals.” OTHER CONSIDERATIONS 5.1. Currently, ITAUCARD has a Separate Administrative Unit (UAD), located at Rua Ururaí 111, bloco B, 1º andar, parte, Tatuapé, São Paulo (SP), CEP 03084-010, which will remain active at ITAUCARD after the Spin-off. 5.2. All registrations of brands owned by ITAUCARD, as listed in Attachment III, are part of the portion of spun-off assets that will be merged into the ITAÚ UNIBANCO HOLDING and will become the property of the latter. 5.3. Whereas ITAÚ UNIBANCO HOLDING is the only shareholder of ITAUCARD and already issued a statement in favor of the transaction, it is not necessary to set a reimbursement amount for the shares and the provisions of Article 264 of the Brazilian Corporate Law do not apply. In addition, Articles 137 and 256 of the Brazilian Corporate Law do not apply, given that ITAUCARD is already a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 5.4. Under Article 233, Sole Paragraph, of the Brazilian Corporate Law, once the Spin-off is effectived, all assets, rights, claims, obligations, contingencies and liabilities of ITAUCARD relating to the Spun-off Portion are automatically transferred to the assets of ITAÚ UNIBANCO HOLDING, which will succeed ITAUCARD only in relation to the obligations corresponding to the Spun-off Portion.

5.5. Whereas the Companies are both authorized to operate by the BACEN, the Transaction shall be submitted to the approval of said agency, pursuant to the relevant regulation. 5.6. The Companies hereby agree that, once the terms of the Operation are approved by their competent bodies, pursuant to this Protocol and Justification, after the review and approval of the Transaction by the Central Bank of Brazil, they shall file and issue the Spin-off documentation, pursuant to the applicable laws and regulations. 5.7. This instrument is entered into on an irrevocable and irreversible basis, binding upon the signatories and their successors, and shall be governed and interpreted in accordance with the applicable laws and regulations, and hereby appoint the venue of the judicial district of São Paulo to settle any controversies arising herefrom. IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in two (2) counterparts, same in content and form, before the two witnesses below. São Paulo (SP), August 31, 2022. BANCO ITAUCARD S.A. RUBENS FOGLI NETTO RENATO GIONGO VICHI Chief Executive Officer ITAÚ UNIBANCO HOLDING S.A. ALEXSANDRO BROEDEL LOPES ÁLVARO FELIPE RIZZI RODRIGUES Officer Witnesses: 1.            2.             Name: DÁRIO BARGAS PASSOS RG-SSP/SP 18.811.225 – CPF 080.496.398-35 Name: MARCOS LUIZ FERREIRA RG-SSP/SP 25.575.317-2—CPF 176.147.528-21

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 www.pwc.com.br (A free translation of the original in Portuguese) Banco Itaucard S.A. Stockholders’ equity valuation report calculated based on accounting records June 30, 2022

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 [GRAPHIC APPEARS HERE] Stockholders’ equity valuation report calculated based on accounting records To Management Banco Itaucard S.A. Audit firm identification PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo—SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo—SP, the last of which, dated June 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo—SP under the microfilm number 161.426, on August 8, 2022, represented by its partner under signed, Mrs. Maria José De Mula Cury, Brazilian, married, accountant, holder of identity card number 8.364.732, individual taxpayer identification number 103.571.768-98 and [GRAPHIC APPEARS HERE] in the Regional Accounting Council of the State of São Paulo under the number 1SP192785/O-4, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of the Banco Itaucard S.A. (“Bank”) to evaluate its stockholders’ equity calculated based on the accounting records on June 30, 2022, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation The valuation of the stockholders’ equity of Banco Itaucard S.A., as of June 30, 2022, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaucard S.A. for merger into Itaú Unibanco Holding S.A., to be deliberated at the Extraordinary Shareholders’ Meeting held on September 30, 2022 and effected after authorization by the Central Bank of Brazil. Management’s responsibility for the accounting information The Bank’s management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br 2 of 10

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Banco Itaucard S.A. necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. Scope of the work and responsibility of the independent auditors Our responsibility is to express a conclusion about the book value of the Bank’s stockholders’ equity as of June 30, 2022, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON—Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders’ equity determined for the preparation of our valuation report is free from material misstatement. An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in stockholders’ equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion Based on the work performed, we conclude that the amount of R$ 10,859,894,038.34 (ten billion, eight hundred and fifty-nine million, eight hundred and ninety-four thousand, thirty-eight reais and thirty-four cents), according to the balance sheet as of June 30, 2022, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders’ equity of Banco Itaucard S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, August 31, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Maria José De Mula Cury Contadora CRC 1SP192785/O-4 3 of 10

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4

**Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on August 31, 2022**

## Banco Itaucard S.A.

**Summarized balance sheet**
**At June 30, 2022**
**In reais**

| | | Pro-Forma balances [2] | |
|---|---|---|---|
| **Assets** | **Accounting balances as of June 30, 2022** | **Subsequent events[1 2]** | **Portion to be spun-off for merger into Itaú Unibanco Holding [2 3]** |
| **Current and long-term assets** | **148,056,936,685.43** | **1,000,000,000.01** | **(139, 386,487,355.89)** |
| Cash and cash equivalents | 1,124,319,800.78 | | (1,032,442,292.17) |
| Interbank investments | 3,621,650,909.03 | 1,000,000,000.01 | |
| Securities and derivative financial instruments | 4,878,394,374.44 | | |
| Loan, lease and other credit operations | 124,374,027,042.62 | | (124,374,027,042.62) |
| Other receivables | 13,301,550,744.80 | | (13,225,099,478.14) |
| Other assets | 756,993,813.76 | | (754,918,542.96) |
| **Permanent assets** | **11,746,621,571.24** | | **(11,741,383,999.59)** |
| Investments | 11,266,107,443.88 | | (11,266,107,443.88) |
| Fixed assets | 3,504,181.10 | | (3,504,181.10) |
| Intangible | 477,009,946.26 | | (471,772,374.61) |
| **Total assets** | **159,803,558,256.67** | **1,000,000,000.01** | **(151,127,871,355.48)** |

**Notes:**
1. According to the minute of the Extraordinary Stockholders' Meeting held on July 29, 2022.
2. According to the Protocol and Justification of the spin-off and subsequent merger, dated August 31, 2022.
3. The spin-off of Banco Itaucard S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of the stockholders of Itaú Unibanco Holding S.A., through the Extraordinary General Meeting to be held on September 30, 2022 and effected after authorization by the Central Bank of Brazil.

4 of 10

This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4

**Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on August 31, 2022**

## Banco Itaucard S.A.

**Summarized balance sheet**
**At June 30, 2022**
**In reais**

| Liabilities and stockholders' equity | Accounting balances as of June 30, 2022 | Pro-forma balances [2] Subsequent events [1 2] | Pro-forma balances [2] Portion to be spun-off for merger into Itaú Unibanco Holding [2 3] |
|---|---|---|---|
| **Current and long-term liabilities** | **148,943,664,218.33** | | **(146,892,654,095.46)** |
| Deposits | 71,923,843,934.35 | | (70,600,054,529.60) |
| Deposits received under securities repurchase agreements | 198,336,543.95 | | |
| Interbank and interbranch accounts | 49,259,087,501.85 | | (49,120,422,660.15) |
| Borrowings and onleading's | 58,682,108.50 | | (58,682,108.50) |
| Derivative financial instruments | 346,992,407.76 | | |
| Allowance for loan commitments | 618,507,553.73 | | (618,507,553.73) |
| Provisions | 841,806,113.78 | | (841,806,113.78) |
| Other liabilities | 25,696,408,054.41 | | (25,653,181,129.70) |
| **Total liabilities** | **148,943,664,218.33** | | **(146,892,654,095.46)** |
| Capital | 5,511,500,000.00 | 1,000,000,000.01 | (2,661,500,000.01) |
| Capital reserves | 17,597,206.55 | | (17,597,206.55) |
| Revenue reserves | 5,644,686,540.03 | | (1,868,309,701.44) |
| Other comprehensive income | (313,889,708.24) | | 312,189,647.98 |
| **Stockholders' equity** | **10,859,894,038.34** | **1,000,000,000.01** | **(4,235,217,260.02)** |
| **Liabilities and stockholders' equity** | **159,803,558,256.67** | | **(151,127,871,355.48)** |

**Notes:**
1. According to the minute of the Extraordinary Stockholders' Meeting held on July 29, 2022.
2. According to the Protocol and Justification of the spin-off and subsequent merger, dated August 31, 2022.
3. The spin-off of Banco Itaucard S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of the stockholders of Itaú Unibanco Holding S.A., through the Extraordinary General Meeting to be held on September 30, 2022 and effected after authorization by the Central Bank of Brazil.

5 of 10

This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais General information Banco Itaucard S.A. (“Bank”) is a privately held company, whose purpose is the banking activity, in the modalities authorized for multiple banking, with investment, credit, financing & investment and lease portfolios, as well as the issue and administration of own or third-party credit cards, the organization and management of payment arrangements and the administration of securities portfolios. Bank’s operations are carried out in the context of a group of institutions that operate on an integrated basis in the financial market, led by Itaú Unibanco Holding S.A. The benefits of services provided between these institutions and the corresponding costs are absorbed according to the practicability and reasonableness attributed thereto. Basis for preparing the balance sheet and summary of the main accounting policies The Bank’s balance sheet as of June 30, 2022 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of the Itaú Unibanco Conglomerate’s corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaucard S.A. for subsequent merger by Itaú Unibanco Holding S.A. Bank’s accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. Cash and cash equivalents Cash and cash equivalents includes cash and bank deposits. Interbank investments and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. 6 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. As of June 30, 2022, securities are classified as: Trading Securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; Available for sale securities—Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities which are not usually traded in an active market. 7 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Loan, lease and other credit operations Loans, leases and other credit operations are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined index and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts. Provision for loan losses The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. 8 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles, and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. Investments Include goodwill identified in the acquisition of subsidiaries, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. Intangible Composed, mainly, of: (i) goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; and (ii) Softwares, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Balance Sheet, except when Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the Balance Sheet under Provisions. Possible: which are disclosed in the Accounting Information, but no provision is recorded. Remote: which require neither a provision nor disclosure. 9 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Share capital Common and preferred shares are classified in stockholders’ equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders’ equity as a deduction from the amount raised, net of taxes. *** 10 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign

## Certificate Of Completion

| | | |
|---|---|---|
| Envelope Id: 3ACF7E65A99E45D592947F9AF055E7C4 | | Status: Completed |
| Subject: Please DocuSign: Laudo Itaucard INGLÊS 30.06.docx | | |
| Source Envelope: | | |
| Document Pages: 11 | Signatures: 1 | Envelope Originator: |
| Certificate Pages: 8 | Initials: 0 | Daniel Marteletto |
| AutoNav: Enabled | | Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca |
| EnvelopeId Stamping: Enabled | | São Paulo, SP 05001-100 |
| Time Zone: (UTC-03:00) Brasilia | | daniel.marteletto@pwc.com |
| | | IP Address: 134.238.160.130 |

## Record Tracking

| | | |
|---|---|---|
| Status: Original<br>31 August 2022 \| 15:47 | Holder: Daniel Marteletto<br>daniel.marteletto@pwc.com | Location: DocuSign |
| Status: Original<br>31 August 2022 \| 17:43 | Holder: CEDOC Brasil<br>BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com | Location: DocuSign |

| Signer Events | Signature | Timestamp |
|---|---|---|
| Maria José De Mula Cury<br>maria.jose.cury@pwc.com<br>Sócia<br>PwC BR<br>Security Level: Email, Account Authentication (None), Digital Certificate | DocuSigned by:<br>Maria José De Mula Cury<br><br>Signature Adoption: Pre-selected Style<br>Using IP Address: 18.231.224.34 | Sent: 31 August 2022 \| 15:48<br>Viewed: 31 August 2022 \| 17:37<br>Signed: 31 August 2022 \| 17:43 |

**Signature Provider Details:**

Signature Type: ICP Smart Card
Signature Issuer: AC SERASA RFB v5
Signer CPF: 10357176898
Signer Role: Engagement Leader

**Electronic Record and Signature Disclosure:**
Accepted: 21 February 2022 | 20:53
ID: 9ac7c65b-eae2-4d38-93cb-8e943420702c
Company Name: PwC

| In Person Signer Events | Signature | Timestamp |
|---|---|---|

| Editor Delivery Events | Status | Timestamp |
|---|---|---|

| Agent Delivery Events | Status | Timestamp |
|---|---|---|

| Intermediary Delivery Events | Status | Timestamp |
|---|---|---|

| Certified Delivery Events | Status | Timestamp |
|---|---|---|

| Carbon Copy Events | Status | Timestamp |
|---|---|---|
| Daniel Marteletto<br>daniel.marteletto@pwc.com<br>PwC BR<br>Security Level: Email, Account Authentication (None) | COPIED | Sent: 31 August 2022 \| 17:43<br>Viewed: 31 August 2022 \| 17:43<br>Signed: 31 August 2022 \| 17:43 |

**Electronic Record and Signature Disclosure:**
Not Offered via DocuSign

| Witness Events | Signature | Timestamp |
|---|---|---|

| Notary Events | Signature | Timestamp |
|---|---|---|

| Envelope Summary Events | Status | Timestamps |
|---|---|---|
| Envelope Sent | Hashed/Encrypted | 31 August 2022 \| 15:48 |
| Certified Delivered | Security Checked | 31 August 2022 \| 17:37 |
| Signing Complete | Security Checked | 31 August 2022 \| 17:43 |
| Completed | Security Checked | 31 August 2022 \| 17:43 |

| Payment Events | Status | Timestamps |
|---|---|---|

**Electronic Record and Signature Disclosure**

Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57 Parties agreed to: Maria José De Mula Cury CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento. Obtenção de cópias impressas A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo. Revogação de seu consentimento Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo. Consequências da revogação de consentimento Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós.

Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC:

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá:

(i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou

(ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

**Hardware e software necessários**:**

(i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS®

(ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas)

(iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF.

(iv) Resolução de Tela: Mínimo 800 x 600

(v) Ajustes de Segurança habilitados: Permitir cookies por sessão

** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas.

**Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente:**

Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão "Eu concordo" abaixo.

Ao selecionar o campo "Eu concordo", eu confirmo que:

Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você. ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact PwC: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: fiche.alessandra@pwc.com To advise PwC of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from PwC To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with PwC To inform us that you no longer wish to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may; send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process. Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: You can access and read this Electronic Record and Signature Disclosure; and You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC.

ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND TRANSFER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. ASSIGNED ASSETS AND LIABILITIES Banco Itaucard S.A. Spin-off Balance Sheet (In thousands of reais) Before spin-off After subsequent Portion Assets Subsequent event transferred to IU After spin-off 06/30/2022 event Holding Current and Non-current assets 148,056,937 1,000,000 149,056,937 (139,386,488) 9,670,449 Cash 1,124,320—1,124,320 (1,032,442) 91,878 Interbank investments 1 3,621,651 1,000,000 4,621,651—4,621,651 Securities 4,860,076—4,860,076—4,860,076 Derivative financial instruments 18,318—18,318—18,318 Loan, lease and other credit operations 124,374,027—124,374,027 (124,374,027)—Operations with credit granting characteristics 135,346,640—135,346,640 (135,346,640)—(Provision for loan losses) (10,972,613)—(10,972,613) 10,972,613—Other receivables 13,301,551—13,301,551 (13,225,100) 76,451 Other assets 756,994—756,994 (754,919) 2,075 Permanent assets 11,746,621—11,746,621 (11,741,383) 5,238 Investments 11,266,107—11,266,107 (11,266,107)—Real estate 3,504—3,504 (3,504)—Intangible assets 477,010—477,010 (471,772) 5,238 Total assets 159,803,558 1,000,000 160,803,558 (151,127,871) 9,675,687 Banco Itaucard S.A. Spin-off Balance Sheet (In thousands of Reais) Before spin-off After subsequent Portion Liabilities and stockholders’ equity Subsequent event transferred to IU After spin-off 06/30/2022 event Holding Current and Non-current liabilities 148,943,664—148,943,664 (146,892,654) 2,051,010 Deposits 71,923,844—71,923,844 (70,600,055) 1,323,789 Deposits received under securities repurchase 198,337—198,337—198,337 agreements Interbank accounts 49,259,088—49,259,088 (49,120,423) 138,665 Borrowing and onlending 58,682—58,682 (58,682)—Derivative financial instruments 346,992—346,992—346,992 Allowance for loan commitments 618,508—618,508 (618,508)—Provisions 841,806—841,806 (841,806)—Other liabilities 25,696,407—25,696,407 (25,653,180) 43,227 Stockholders’ equity 10,859,894 1,000,000 11,859,894 (4,235,217) 7,624,677 Capital 1 5,511,500 1,000,000 6,511,500 (2,661,500) 3,850,000 Capital reserves 17,597—17,597 (17,597)—Revenue reserves 5,644,687—5,644,687 (1,868,310) 3,776,377 Other comprehensive income (313,890)—(313,890) 312,190 (1,700) Total liabilities and stockholders’ equity 159,803,558 1,000,000 160,803,558 (151,127,871) 9,675,687 [GRAPHIC APPEARS HERE] 1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

ATTACHMENT III TO THE PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND TRANSFER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. Registration Number Brand Country 819613231 Brasil 819011827 Brasil 828252467 AEROMILHAS Brasil 820191973 BANCO EMPRESARIAL Brasil BANDEIRANTES 829410309 Brasil 821453440 CARTÃO ELETRÔNICO UNIBANCO Brasil 819550590 Brasil 710136064 CREDI-CARD Brasil 007544260 CREDI-CARD Brasil 007226349 CREDI-CARD Brasil 800195060 CREDIBANCO Brasil 815144970 Brasil 006751369 CREDICARD Brasil 006751377 CREDICARD Brasil 811786463 CREDICARD Brasil 830218963 CREDICARD Brasil 825344905 Brasil 831078774 CREDICARD EMOÇÕES Brasil 903453789 CREDICARD EMOÇÕES Brasil

820285250 CREDICARD HALL Brasil 820521582 Brasil 820521590 Brasil 820285269 CREDICARD HALL Brasil 814483356 Brasil 819198897 Brasil 819857777 CREDITEC Brasil 830631950 CRÉDITO UNIVERSITÁRIO ITAÚ Brasil 821717057 Brasil 821458892 Brasil 821458914 Brasil 821458922 Brasil 827516460 FININCHEQUE Brasil 810528290 Brasil 829410295 FININVEST Brasil 790146282 Brasil 830499032 GANHÔMETRO ITAUCARD Brasil

840691599 ITAÚ TRAVEL Brasil 840691602 ITAÚ TRAVEL MONEY Brasil 840179766 Itaucard 1.0 Brasil 840171412 Itaucard 2.0 Brasil 840179847 Itaucard 3.0 Brasil 840179820 Itaucard 4.0 Brasil 840179804 Itaucard 5.0 Brasil 830998853 ITAUCARD INOVA Brasil 901883182 ITAUCARD PROGRAMADO Brasil 819783765 JETCRED Brasil 821857428 LATINCARD Brasil 914987569 MEGAPOP CREDICARD Brasil 914987712 Brasil 823503003 Brasil 830476687 MICROINVEST Brasil 830476695 Brasil 914987526 MINIPOP CREDICARD Brasil 914987674 Brasil 826442609 MULTIPROTEÇÃO UNICARD Brasil 914987453 POP CREDICARD Brasil 914987593 Brasil 820610828 PROGRAMA DE PREMIAÇÃO Brasil QUILOMETROS DE VANTAGENS 820610836 PROGRAMA QUILOMETROS DE Brasil VANTAGENS 914987470 SUPERPOP CREDICARD Brasil [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]

914987623 Brasil 821638025 TELESAQUE UNIBANCO Brasil 816271933 Brasil 819701025 UNIBANCO Brasil 821291858 UNIBANCO INTERNETCARD Brasil 821291866 UNIBANCO VIRTUAL CARD Brasil 821291840 UNIBANCO WEBCARD Brasil 821413023 UNICARD Brasil 919472834 ZUX Brasil 3813752 FININVEST Argentina 1248404 Chile 489802 BANESTADO Uruguai 489803 BANPARANA Uruguai [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]

ATTACHMENT II ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-In Capital: R$90,729,000,000.00 – 9,804,135,348 shares BYLAWS Article 1 – NAME, TERM AND HEAD OFFICE – The publicly-held listed joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 – PURPOSE – The company has as purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. Article 3 – CAPITAL AND SHARES The subscribed and paid-in capital is ninety billion, seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, being four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares, the latter having no voting rights but with the following advantages: I—priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling group and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred seventy-six million, nine hundred thousand (13,176,900,000) shares, being six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76). 3.2. Call Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Stockholders’ Meeting, call options may be granted to management members and employees of the company itself as well as of controlled companies. 3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in book- entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged to stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law. 3.4. Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4 – GENERAL STOCKHOLDERS’ MEETING – The General Stockholders’ Meeting shall meet annually within the four (4) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. The work of any General Stockholders’ Meeting shall be chaired by a member of management nominated by the Stockholders’ Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Stockholders’ Meetings. 4.3. The following is the exclusive prerogative of the General Stockholders’ Meeting: resolve upon the financial statements and the distribution and allocation of profits; resolve upon the management report and the Board of Officers’ accounts; establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; appoint, elect and remove members of the Board of Directors; approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; resolve upon retained profits or the recognition of reserves; and

resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies. Article 5 – MANAGEMENT –The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation – Management members shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two Co-Chairmen and may have up to three (3) Vice Chairmen chosen by the directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.

6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an interim deputy among its members. 6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders’ Meeting, extendable until their successors take office. 6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its acting members. 6.7.1. Any Board of Directors member may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors to: establish the general business guidelines of the company; elect and remove from office the company’s Officers and establish their functions; nominate officers to comprise the Boards of Officers of the controlled companies as specified;

IV. supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; call General Stockholders’ Meetings with a twenty-one (21) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. opine on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. resolve upon budgets for results and for investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; resolve upon payment of interest on capital; XI. resolve upon buy-back operations on a nonpermanent basis, for treasury stock purposes, as well as to resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen percent (15%) of the book value of the company as registered in the last audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and

XX examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for holding a position in the Audit Committee are: not to be, or not to have been, in the past twelve (12) months: (i) an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” e “(iii)”; and not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence should be affected by any conflict of interest or potential conflict of interest; 7.1.3. Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three (3) years following the expiry date of the last permitted reappointment; 7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive terms of office, and the time period set in item 7.1.3. is waived;

7.1.5. Under no circumstance, a member of the Audit Committee may continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members. 7.1.6. The Audit Committee members shall remain in their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and completeness of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its affiliates unrelated to their function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving their compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management; 8.1.2. The term of office of the members of the Compensation Committee shall be one year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; supervise the implementation and operating of the company’s management members’ compensation policy; review annually the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; evaluate future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those in accordance with these Bylaws. 8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of

Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise five (5) to thirty-five (35) members, to include the positions of Chief Executive Officer and Officer; 9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body; 9.3. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them; 9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer; 9.5. The officers shall exercise their terms of office of one (1) year, are eligible for reelection and remain in their positions until their successors take office; 9.6. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already sixty-two (62) on the date of the election; and (ii) to occupy other positions on the Board of Officers, for those who are already sixty (60) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS –—The Company will be represented by two Officers together to: (i) assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act. In any situation when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing branch offices. 10.1. In case of the head provision, except for the provision in item “(iii)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies. 10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an ad judicia clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii), the Company may also be represented by one officer only; 10.1.2. The Board of Directors may anticipate or institute exceptions in addition to those prescribed in sub item 10.1.1; 10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Officers are responsible for the activities attributed to them by the Board of Directors. Article 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council, to function on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of deputies, with a term of office until the first Annual General Stockholders’ Meeting after its election. The election and functioning of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF PROFIT – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of profit for the year pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions: 13.1. Before any other distribution, five percent (5%) will be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock. 13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and

c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares. 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of subparagraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. . If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Stockholders’ Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: equivalent to at most 100% of the profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article 16 – BENEFICIAL OWNERS– The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).